Graubard Miller

The Chrysler Building

405 Lexington Avenue

New York, N.Y. 10174-1901

(212) 818-8800

facsimile	directdial number
(212) 818-8881	(212) 818-8880
(646)-227-5463	email address
nscooler@graubard.com

April 12, 2006

Mr. John Reynolds

Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Tremisis Energy Acquisition Corporation
Preliminary Proxy Statement on Schedule 14A
File No. 000-50682

Dear Mr. Reynolds:

In accordance with discussions with the Staff, we are pleased to confirm that the following changes from Amendment No. 5 will be made in the final proxy statement that will be distributed to stockholders of Tremisis Energy Acquisition Corporation:

1. The following sentence will be reinserted as the penultimate sentence of the third paragraph of the section entitled “Liquidity and Capital Resources” appearing on page 104 of the proxy statement: “Other than the proposed merger with Tremisis, RAM has no present agreement, commitment or understanding with respect to any material acquisitions.”

2. The third sentence of the third paragraph of the subsection entitled “Electra/Burkburnett Area” on page 83 of the preliminary prospectus will be changed to read: “The initial net daily production from the 14 wells drilled and completed during the first quarter of 2006 averaged 26 Bbls of oil per well per day.”

I understand that these changes will complete all changes suggested by the Staff to the preliminary proxy materials and request that telephonic confirmation be given to me that such materials, as so changed, are appropriate for distribution to the stockholders of Tremisis. We thank you and the Staff for your courteous attention throughout the process.

Sincerely,

/S/ NOAH SCOOLER
Noah Scooler

NS:mp